[Reference Translation]

November 14, 2016

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

Akio Toyoda, President

(Code Number: 7203

Securities exchanges throughout Japan)

Name and Title of Contact Person:

Yasushi Kyoda,

General Manager, Accounting Division

(Telephone Number: 0565-28-2121)

Notice Concerning Media Reports

Toyota Motor Corporation (“TMC”) notes that there have been certain media reports regarding legal proceedings relating to TMC. These media reports are not based on announcements made by TMC. Such legal proceedings will have no material impact on the results of operations of TMC for the current fiscal year.